HEYU LEISURE HOLIDAYS CORPORATION

Westwood Business Center

611 South Main Street

Grapevine, Texas 76051

(+86) 592-504-9622

December 20, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	HEYU LEISURE HOLIDAYS CORPORATION
Registration Statement on Form S-1
File No. 333-201986

To the Securities and Exchange Commission:

HEYU LEISURE HOLIDAYS CORPORATION has filed with the Securities and Exchange Commission (the “Commission”) its Registration Statement and amendments on Form S-1 (File No. No. 333-201986).

On behalf of the Company, we hereby request the acceleration of the effective date of that Registration Statement to 10:00 am EST on Wednesday, December 21, 2016 or as soon as practicable thereafter.

Thank you for your courtesies in this matter.

Sincerely,

/s/ Ban Siong Ang

Chief Executive Officer

HEYU LEISURE HOLIDAYS CORPORATION